As Filed with the Securities
                                                     and Exchange Commission
                                                        on November 30, 1999

                    SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C. 20549




In the Matter of
                                                     INTERIM CERTIFICATE


Conectiv
                                                             OF


File No. 70-9069
                                                         NOTIFICATION


(Public Utility Holding Company
Act of 1935)
                                                      PURSUANT TO RULE 24

This Certificate of Notification pursuant to Rule 24 (17 C.F.R. S 250.24) is filed by Conectiv, a Delaware corporation, in connection with transactions proposed in Post-effective Amendments Nos. 3, 4 and 5 to Conectiv's Form U-1 Application-Declaration as previously amended by Amendments Nos. 1 through 4 (the "Application-Declaration") filed under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and authorized by the orders of the Securities and Exchange Commission (the "Commission") dated December 16, 1998 and August 10, 1999 (the "Supplemental Orders"), which supplemented the order of the Commission dated February 25,1998:



     On July 1, 1999, all shares of common stock of ATE Investments, Inc. ("ATE") held by Conectiv were transferred to Conectiv Solutions LLC as a capital contribution. *


	The transaction described above was carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Supplemental Orders.

     Six shares, or approximately 13 percent of ATE voting securities are held by Atlantic Generation, Inc. ("AGI"), a first tier subsidiary of Conectiv that acquired the shares in consideration for sale to ATE of AGI's interest in Pedrick, Ltd. as contemplated by the Supplemental Order dated December 16, 1998.

                                    SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.


DATE                                     Conectiv
                                         Conectiv Energy Supply, Inc.
                                         Delmarva Capital Investments, Inc.
                                         Conectiv Services, Inc.
                                         Conectiv Solutions, LLC
                                         Delmarva Services Company
                                         Conectiv Communications, Inc.
                                         Atlantic Generation, Inc.
                                         Atlantic Southern Properties, Inc.
                                         ATE Investment, Inc.
                                         Binghamton General, Inc.
                                         Binghamton Limited, Inc.
                                         Pedrick General, Inc.
                                         Vineland Limited, Inc.
                                         Vineland General, Inc.
                                         ATS Operating Services, Inc.
                                         The Earth Exchange, Inc.

November 30, 1999                        /s/Philip S. Reese
                                            Philip S. Reese
                                            Treasurer

                                         Thermal Energy LP I by its
                                         General Partner, Atlantic Jersey
                                         Thermal Systems, Inc.

November 30, 1999                        /s/Philip S. Reese
                                            Philip S. Reese
                                            Treasurer